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SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

DEC 24 2003

03043545

December 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
DEC 31 2003
THOMSON FINANCIAL

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed on or about December 15, 2003 by Simon J. Denenberg, derivatively on behalf of the AllianceBernstein Growth & Income Fund, Inc. and others in the United States District Court for the Eastern District of New York against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
The Equitable Life Assurance Society of the United States	N/A	N/A	N/A
John D. Carifa, Director	N/A	N/A	N/A
Ruth Block, Director	N/A	N/A	N/A
David H. Dievler, Director	N/A	N/A	N/A
John H. Dobkin, Director	N/A	N/A	N/A
William H. Foulk, Jr., Director	N/A	N/A	N/A
Clifford L. Michel, Director	N/A	N/A	N/A
Donald J. Robinson, Director	N/A	N/A	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

SIMON J. DENENBERG, TRUSTEE for the BEVERLY KAUFMAN TRUST derivatively on behalf of the ALLIANCE BERNSTEIN GROWTH AND INCOME FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGY INCOME FUND, ALLIANCE BERNSTEIN AMERICAN GOVERNMENT INCOME FUND, ALLIANCEBERSTEIN GLOBAL STRATEGY INCOME FUND and the "ALLIANCE MUTUAL FUNDS"[1]	CIVIL ACTION NO. CV 03 6285
Plaintiff	
v.	BROOKLYN
ALLIANCE CAPITAL MANAGEMENT LP, ALLIANCE CAPITAL HOLDING LP, ALLIANCE CAPITAL MANAGEMENT CORPORATION, THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA FINANCIAL, INC.; and JOHN D. CARIFA, MICHAEL LAUGHLIN, GERALD MALONE, CHARLES SCHAFFRAN, BRUCE W. CALVER, LEWIS A. SANDERS, ROBERT C. ALEXANDER, DAVID H. DIEVLER, WILLIAM H. FOULK, JR., JAMES GUZY, MARSHALL C. TURNER, JR., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, CANARY CAPITAL PARTNERS, LTD., and BANK OF AMERICA CORP.,	JURY TRIAL DEMANDED WEXLER, J ORENSTEIN, M.J.
Defendants	
and	
ALLIANCEBERNSTEIN GROWTH and INCOME FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGY INCOME FUND, ALLIANCEBERNSTEIN AMERICAN GOVERNMENT INCOME FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGY INCOME FUND and THE ALLIANCE MUTUAL FUNDS.	
Nominal Defendants	

[1] A list of the "Alliance Mutual Funds" is attached to this Derivative Complaint as Exhibit A.

DERIVATIVE COMPLAINT

The plaintiff, Simon J. Denenberg, Trustee for the Beverly Kaufman Trust, derivatively on behalf of the AllianceBernstein Growth and Income Fund, The AllianceBernstein Global Strategy Income Fund, AllianceBernstein American Government Income Fund, AllianceBernstein Global Strategy Income Funds and each of the Alliance Mutual Funds hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act of 1940, 15 U.S.C. § 806-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff, Simon J. Denenberg, Trustee for the Beverly Kaufman Trust ("Plaintiff"), a resident of Montgomery County, Pennsylvania, purchased shares of the

AllianceBernstein Growth and Income Fund beginning in 1974 and continues to hold such shares. Plaintiff also purchased shares in the AllianceBernstein Global Strategy Income Fund, AllianceBernstein American Government Income Fund and the AllianceBernstein Global Strategy Income Fund, all of which were purchased prior to 1998 and which Plaintiff continues to hold.

Alliance Defendants

6. (a) Defendant Alliance Capital Management LP ("Alliance Capital" or the "Adviser") is a Delaware limited partnership with its principal offices in New York City. Alliance Capital provides diversified investment management and related services to a broad range of clients including pension funds, individual investors and high net-worth individuals.

(b) Alliance Capital is one of the largest mutual fund sponsors in the world with $426 Billion in assets (including $37 Billion in mutual funds) under management as of June 2003. Alliance Capital is responsible for the day-to-day management of the Alliance Mutual Funds and is a registered investment adviser under the Investment Company Act.

(c) Alliance Capital earns management and service fees for its services, and alone, or in joint venture, sponsors the Alliance Mutual Funds. The same portfolio managers who manage the Alliance Mutual Funds also manage the hedge funds sponsored by Alliance Capital that are, available to high net worth individuals. Alliance Capital does not hold custody of the Alliance Mutual Funds' assets.

(d) In 2000 Alliance Capital acquired SCB Inc (f/k/a Sanford C. Bernstein Inc.) changing the names of many of the Alliance Mutual Funds, to "AllianceBernstein."

7. Defendant Alliance Capital Management Holding LP (Alliance Holding") is a Delaware limited partnership with its shares or units traded on the New York Stock Exchange. Alliance Holding owns a 30.8% interest in Alliance Capital, and is able, by virtue of such ownership, to control and direct the actions of Alliance Capital, including the acts alleged in this Complaint.

8. Defendant Alliance Capital Management Corporation ("Alliance Corp." or the "General Partner") is a Delaware corporation and a wholly owned subsidiary of Defendant the Equitable Life Assurance Society of the United States ("Equitable"). Alliance Corp. is the general partner of Alliance Capital and Alliance Holding and as such is able to control and direct their activities including the activities alleged in this Complaint. The Equitable, by virtue, of its ownership of the General Partner, is able to control the General Partner.

9. Defendant AXA Financial, Inc. ("AXA Financial"), a Delaware corporation, is a wholly owned subsidiary of AXA SA ("AXA"), a French holding company for a global financial services company with five operating segments. Through Alliance Capital, AXA operates in the segment of asset management and financial services in the United States. AXA owns directly and indirectly, Equitable and AXA Financial, as a wholly owned subsidiaries.

10. The defendants described in this paragraph 6-9 are referred to as "Alliance Defendants."

Individual Defendants

11. Defendant Bruce W. Calver was a Chairman of the Board of the General Partner and its Chief Executive Officer from 1999 until June 2003. He was responsible for the actions of Alliance Corp. during this time period.

12. Defendant Lewis A. Sanders became Chief Executive Officer of Alliance Corp. on June 30, 2003. Previously, he has been a Director, Vice Chairman and Chief Investment Officer since October 2000. Since June 2003, he has been responsible for the actions of Alliance Corp.

13. Defendant John D. Carifa ("Carifa") at all times relevant to this Complaint was President and Chief Operating Officer of the Alliance Corp. Carifa was the highest ranking executive in charge of Alliance's Mutual Funds Division. He was responsible for day-to-day operations of Alliance Corp. and for the Alliance Mutual Funds. Carifa was fired as of

November 10, 2003 because of his participation in or complicity with the acts described in this Complaint.

14. Defendant Michael Lauglin ("Laughlin") at all times relevant to this Complaint was head of mutual fund distribution for the Alliance Defendants. With Carifa he oversaw the Mutual Fund Division. Laughlin was fired as of November 10, 2003 for his participation in or complicity with the acts described in this Complaint.

15. Defendant Gerald Malone ("Malone") is a technology stock trader who ran the AllianceBernstein Technology Funds and certain hedge funds for Alliance Capital. According to an article in the Wall Street Journal on November 2000, Malone permitted Security Brokerage, Inc., a Las Vegas based firm to time the funds he managed. Malone was suspended by the Alliance Defendants as of November 6, 2003, on allegations that he allowed traders who invested in his hedge funds to "time" (short term in-and-out trade) the mutual funds he managed.

16. Defendant Charles Schaffran ("Schaffran") was a marketing executive for Alliance who also managed two hedge funds. Schaffran was suspended as of November 6, 2003 for his participation in and complicity with the acts described in this Complaint.

17. The Defendants described in Paragraph 11-16 are sometimes referred to as the "Individual Defendants."

Director Defendants

18. The Director Defendants named are each Directors of the Alliance Mutual Funds.

(a) John D. Carifa, director of all 114 Alliance Mutual Funds (see paragraphs 13 above).

(b) Ruth Block, director of 93 Alliance Mutual Funds

(c) David H. Dievler, director of 98 Alliance Mutual Funds

(d) John H. Dobkin, director of 94 Alliance Mutual Funds

(e) William H. Foulk, Jr., director of 110 Alliance Mutual Funds

(f) Clifford L. Michel, director of 93 Alliance Mutual Funds

(g) Donald J. Robinson, director of 92 Alliance Mutual Funds

The Directors select the managers, advisers and officers of the Alliance Mutual Funds and have a fiduciary duty to each fund and its beneficiaries to maintain the safety of the assets of the fund.

19. The defendants described in paragraph 18 are sometimes referred to as the "Director Defendants."

Non-Related Entity Defendants

20. Defendants Canary Capital Partners, LLC ("CCP") and Canary Investment Management, LLC ("CIM"), are New Jersey limited liability companies with principal offices in Secaucus, New Jersey. Defendant Canary Capital Partners, Ltd. ("CCP Ltd.") is a Bermuda based hedge fund. At all relevant times, CIM managed the assets of CCP and CCP Ltd. The defendants described in this paragraph 20 are referred to as "Canary."

(a) From at least from 1999 to 2003, Canary uncovered significant timing opportunities including timing the Alliance Mutual Funds. Beginning in late 2000, Canary even engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, including The Alliance Mutual Funds, many of which involved "sticky assets" – *i.e.*, money parked in another investment vehicle – of one kind or another, here the portfolio manager's hedge fund.

(b) As part of its scheme, Canary also established relationships with the Defendant Bank of America. (See below). Starting in 2001, the Bank of America (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade *late* in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time its own mutual fund family, the "Nations Funds," (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The importance here is the use of the electronic trading platform that permitted trading on hundreds of mutual funds by the Canary Defendants.

21. Defendant Bank of America Corp. ("BOA") is a Delaware Corporation with its headquarters in Charlotte, North Carolina. BOA is a holding company providing a diversified range of banking and non-banking financial services and products – including the Nations Funds, its own family of mutual funds. BOA also offers its customers hundreds of other funds. To facilitate its customers' trading, BOA developed a proprietary state-of-the-art electronic trading platform which it made available to Canary in 2001, with adjustments that allowed Canary to trade hundreds of mutual funds even after the market had closed. BOA gave Canary permission to time (arbitrage) BOA's own funds and provided Canary with $300 million in credit to financial the trading. Through BOA's proprietary installation, Canary was able to execute at least one late trade in the Alliance Growth and Income Fund valued at $11 million.

Nominal Defendants

22. Nominal Defendant AllianceBernstein Growth and Income Fund is a Maryland corporation with its principal place of business in New York and is registered under the Investment Company Act as an open-end management investment company. The Fund is managed in its entirety by Alliance Capital. The AllianceBernstein Growth and Income Fund is one of the Alliance Mutual Funds.

23. Nominal Defendants the AllianceBernstein Global Strategy Income Fund, AllianceBerstein American Government Income Fund and AllianceBernstein Global Strategy Income Funds are all separate Maryland corporations managed by Alliance Capital that are all Alliance Mutual Funds.

24. Nominal Defendants, the Alliance Mutual Funds are mutual funds with Alliance Capital their Adviser. The Alliance Mutual Funds cover the broad spectrum of domestic and international investments. Although each fund is a separate corporation, the funds are managed together in groupings by investment type, sometimes called portfolios.

25. The Defendants described in paragraphs 6-24 are referred to together as "Defendants."

PRELIMINARY STATEMENT

26. This derivative action is brought to recover damages for injuries to the Alliance Mutual Funds and each of them caused by the Alliance Defendants, the Individual Defendants and the Director Defendants breaches of fiduciary duty of and the unlawful and manipulative trading activities and devices in the Alliance Mutual Funds by the Defendants which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

27. Each of the Alliance Defendants, the Individual Defendants and the Director Defendants owed to the Alliance Mutual Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Alliance Mutual Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

Manipulative Devices

28. Like all other mutual funds, the Alliance Mutual Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. This practice, to price orders at the next day's NAV, is known as "forward pricing," and has been required by law since 1968. *See* 17 C.F.R. §270.22c-1(a).

29. The forward pricing rule was enacted to prevent late trading, an abusive practice whereby a trader places an order after 4:00 p.m. at the pre 4:00 price. "Late trading is like

betting on yesterday's horserace today." State of New York and Canary Capital Partners, et al. Supr. Ct. of NY Compl. ¶ 10.

30. Because of the forward pricing role, mutual funds are also susceptible to a form of arbitrage called "timing" which allows the trader to take advantage of the fact that the fund is priced once a day but the stocks comprising the funds assets will change price during the day and after 4:00 p.m.

31. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds will be using "stale" prices to calculate NAV based on the differences in time zones. For example, the Japanese market, closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. The NAV of the mutual fund does not reflect the true current market value of the stocks held by the fund, and a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Thus, by "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund in large rapid in-and-out trades.

32. Another "timing" scheme involves "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can also render the fund's NAV stale when the fund is priced, and thus open it to being timed.

33. Continued *successful* late-trading or timing requires the complicity of a funds' management, which timers received from the Alliance Defendants here. Typically, as here in return the timer parks assets, "sticky assets" in other funds the manager oversees or invests. Here the assets were parked in managers' hedge funds. This arrangement protects the manager's fees but injures the fund.

Funds' Purpose

34. The device of "timing" is inconsistent with and inimical to the purpose of mutual funds which are long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors, like Canary, attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV. Additionally, timing may deplete the funds cash cushion and skew its asset balance.

35. Because of the harm timing can cause to a fund, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by the Canary Defendants here are easily apparent.

36. Fund managers generally have the power simply to reject timers' purchases. Many Mutual Funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees can be and frequently are waived if the fund managers are, as here, assisting the timer.

37. Throughout the time period defendants engaged in the illicit scheme detailed herein, the Alliance Mutual Funds publicly maintained policies to discourage timing, aware of

the damage timing can do, such as the following policy present in the March 31, 2003 prospectus for the AllianceBernstein Growth and Income Fund:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

38. In addition, the Alliance Mutual Funds' prospectuses acknowledge that excessive trading is harmful to investors and should be discouraged. The prospectus for the AllianceBernstein Growth and Income Fund states:

> High portfolio turnover may... result in the realization of substantial net short-term capital gains, which, when distributed are taxable to shareholders.

FACTUAL BACKGROUND

38. Alliance Capital is the manager and investment adviser for all of the Alliance Mutual Funds, managing all of the funds. The portfolio managers of the Alliance Mutual Funds are all employees of the Adviser and hold office by selection of the Director Defendants. The Adviser makes its profit from fees it charges the Alliance Mutual Funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund. The more assets in the family of funds, the more money the Adviser makes. Knowing this, the timer frequently offers the fund manager/Adviser more assets in exchange for the right to time.

39. Timers also frequently pursue a strategy of trading through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account. This is called "*timing under the radar*."

40. Canary timed Alliance Mutual Funds through intermediaries and Alliance had relationships with others, as of yet unnamed market timers. According to the November 6, 2003 Wall Street Journal, Alliance had multiple arrangements to permit marketing timing in

exchange for favored investors' placing money in Alliance hedge funds and these arrangements were known by a number of top executives at Alliance, including its senior management.

41. Despite their knowledge of the purpose of mutual funds, the Alliance Mutual Funds internal policies and their own fiduciary duties, Defendants knowingly and deceptively permitted and actively timed or facilitated timing by the Non-Related Entity Defendants, by entering into relationships with them to allow them to time the Alliance Mutual Funds to the detriment of the those funds.

42. The Non-Related Entity Defendants, the Individual Defendants and the Alliance Defendants realized millions of dollars in profits as a result of these timing arrangements at the expense of the Alliance Mutual Funds.

43. As a result of the Defendants' misconduct, Morningstar, Inc., a leading mutual fund research and rating firm, took the unusual action on November 2, 2003, of recommending that investors consider dropping Alliance Mutual Funds as an investment based on grave concerns over its corporate culture asserting that "senior executives knew about the market timing and had failed to stop it."

44. The events as described in this Complaint have had and will have serious deleterious effects on the Alliance Mutual Funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the Alliance Mutual Funds, thereby resulting in the Alliance Mutual Funds losing NAV and market value. In the first 11 days of November alone, over $200 Million was withdrawn from Alliance Mutual Funds.

(b) Alliance Capital may lose its contract to oversee the $1.8 Billion Ohio Public Employees Retirement System and the New Jersey State Treasurer ordered "a thorough review of its $7 Billion of investments with Alliance Capital."

(c) The California Public Employee's Retirement System has on its agenda for December 5, 2003 to vote on whether or not to maintain its business relationship with

Alliance. Calpers is the nation's largest public pension fund, and Alliance manages $14 billion for Calpers.

(d) Alliance was forced to set aside a reserve of $190 Million to cover costs stemming from the investigation including restitution.

45. Alliance held discussions with the Securities and Exchange commission (after receiving a Wells letter) and Attorney General Elliott Spitzer of New York State. The Wall Street Journal reported on December 11, 2003 that Alliance was offering to cut its annual fees to investors for managing mutual funds in an attempt to reach a settlement with the regulators.

46. Bloomberg news reported on November 15, 2003 that additional employees have been asked to resign.

47. Shares of Alliance's publicly traded Units have dropped $2.50 since the scandal broke.

48. As a result of Defendants' misconduct, the Alliance Mutual Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the Alliance Mutual Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Janus Funds.

DEMAND EXCUSED ALLEGATIONS

49. The Plaintiff has not made demand upon the Board of Directors of Alliance Corp. to bring an action against the Defendants to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to Janus.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Alliance Defendants and the Individual Defendants and its directors and officers, who manage and control the day-to-day affairs of the Alliance Mutual Funds.

(d) Demand upon the Director Defendants is also excused because the Director Defendants are all hand-picked by the Adviser, and thus owe their positions as well as their loyalties solely to the Adviser and lack sufficient independence to exercise business judgment. Because each member of the Board of Directors oversees up to 100 separate funds, the Directors derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense publicity, the Alliance Defendants indicated that it had been "cooperating" with the investigations of regulators for some time. Consequently, the Alliance Defendants has already been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages to the Alliance Mutual Funds. No shareholder demand could or would prompt the Directors Defendants to take action if the regulators actions did not did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Alliance Defendants, the Individual Defendants and the Director Defendants)

50. Plaintiff incorporates by reference all paragraphs above.

51. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment Adviser of a mutual fund owes to the mutual fund and its shareholders a fiduciary

duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment Adviser or any affiliated person.

52. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment Adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

53. As alleged above in this Complaint, each Alliance Defendant, Individual Defendant and each Director Defendants breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Alliance Mutual Funds or their shareholders.

54. By agreeing and/or conspiring with the Canary Defendants and other market timers to permit and/or encourage them to time the Alliance Mutual Funds, these defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Alliance Mutual Funds and its shareholders.

55. By virtue of the foregoing, the Alliance Defendants, the Individual Defendants and the Directors have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

56. As a direct and proximate result of their wrongful conduct, the assets and value (including the NAV) of the Alliance Mutual Funds have been reduced and diminished and the corporate assets of the Alliance Mutual Funds have been wasted and the Alliance Defendants, the Individual Defendants and the Directors are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against Alliance Capital, the Individual Defendants, Canarv and BOA)

59. Plaintiff repeats and realleges all paragraphs above.

64. Alliance Capital, the Individual Defendants, Canary and BOA directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Alliance Mutual Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the Alliance Mutual Funds to sell securities at artificially deflated values as described in the Complaint.

65. The Alliance Mutual Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

66. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Alliance Mutual Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Alliance Corp., for Control of Alliance Capital and Equitable for Control of Alliance Corp.)

67. Plaintiff repeats and realleges all paragraphs above.

68. Alliance Corp. and Equitable acted as controlling persons of Alliance Capital within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of its general partnership ownership and active participation in and/or awareness of Alliance Capital's day-to-day operations, Alliance Corp. had the power to influence and control and did influence

and control, directly or indirectly, the decision-making of Alliance Capital. Alliance Corp. as Alliance Capital's General Partner had unlimited access to Alliance Capital's records of transactions and had the ability to prevent Alliance Capital from engaging in the schemes and artifices to defraud complained of in this Complaint. Equitable owns 100% of Alliance Corp.

69. Alliance Corp. had direct and supervisory involvement over the day-to-day operations of Alliance Capital as its General Partner and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. Equitable had supervisory control over Alliance Corp.

70. By virtue of its positions as a controlling person, Alliance Corp. and Equitable are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Alliance Mutual Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against AXA Financial)

71. Plaintiff repeats and realleges all paragraphs above.

72. AXA Financial acted as a controlling person of the Alliance Defendants within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of its ownership and participation in and/or awareness of Alliance's day-to-day operations, AXA Financial had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Alliance Defendants. AXA Financial had unlimited access to Alliance's records of transactions and had the ability to prevent Alliance's management from engaging in the schemes and artifices to defraud complained of in this Complaint.

73. AXA Financial had direct and supervisory involvement over the day-to-day operations of Alliance and, therefore, is presumed to have had and did have the power to control

or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

74. By virtue of its position as a controlling person, AXA Financial is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Alliance Mutual Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT V

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Alliance Defendants, Individual Defendants and the Director Defendants)

75. Plaintiffs incorporate by reference all of the paragraphs above.

76. The Alliance Defendants, the Individual Defendants and the Director Defendants and each of them owed to the Alliance Mutual Funds, and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Alliance Mutual Funds and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Alliance Mutual Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

77. To discharge those duties, the Alliance Defendants, the Individual Defendants and the Director Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Alliance Mutual Funds.

78. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

79. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Alliance Mutual Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme.

COUNT VI

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against Canary and BOA)

80. Plaintiff repeats and realleges all paragraphs above.

81. Canary and BOA knew of the existence of the fiduciary duty between the Alliance Defendants, the Individual Defendants and the Director Defendants and the Alliance Mutual Funds and knew the extent of that duty. Canary and BOA knew of the acts of late trading and timing made by them on the Alliance Mutual Funds and knew that these acts and manipulative devices were breaches of the fiduciary duties the Alliance Defendants, Individual Defendants and the Director Defendants owed to the Alliance Mutual Funds. Canary and BOA maliciously, without justification and through unlawful means, aided and abetted and conspired with the Alliance Defendants, the Individual Defendants and the Director Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Alliance Defendants, the Individual Defendants and the Director Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

82. Canary and BOA are jointly and severally liable to the Alliance Mutual Funds for damages proximately caused by their aiding and abetting as alleged herein.

83. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Alliance Mutual Funds have been wasted.

COUNT VII

CIVIL CONSPIRACY
(All Defendants, Except Director Defendants)

84. Plaintiff repeats and realleges all paragraphs above.

85. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

86. The Defendants by their actions have manifested actual knowledge that a tortuous or illegal act or acts was planned and their intention to aid in such act or acts.

87. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

88. The Alliance Mutual Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, plaintiff prays for judgment as follows:

A. Removing the current Directors from the Board of Directors and replacing them with independent Directors,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Alliance Mutual Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Rescinding the management contracts for the Alliance Mutual Funds and replacing the manager,

D. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

E. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: New York, New York
December 15, 2003

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: ______________________
Daniel W. Krasner (DK6381)
Mark C. Rifkin (MR0904)
Demet Basar
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
Attorney I.D. No. 40659
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

ATTORNEYS FOR PLAINTIFF

Exhibit A

ALLIANCEBERNSTEIN FAMILY OF FUNDS

U.S. Growth Funds
Growth Fund
Health Care Fund
Mid-Cap Growth Fund
Premier Growth Fund
Quasar Fund
Technology Fund

Value Funds
Disciplined Value Fund
Global Value Fund
Growth & Income Fund
International Value Fund
Real Estate Investment Fund
Small Cap Value Fund
Utility Income Fund
Value Fund

Blended Style Series
U.S. Large Cap Portfolio

Global & International Stock Funds
All-Asia Investment Fund
Global Small Cap Fund
Greater China '97 Fund
International Premier Growth Fund
New Europe Fund
Worldwide Privatization Fund

Select Investor Series
Biotechnology Portfolio
Premier Portfolio
Technology Portfolio

Taxable Bond Funds
Americas Government Income Trust
Corporate Bond Portfolio
Emerging Market Debt Fund
Global Strategic Income Trust
High Yield Fund

Taxable Bond Funds (continued)
Multi-Market Strategy Trust
Quality Bond Portfolio
U.S. Government Portfolio

Tax-Exempt Bond Funds
National
Intermediate Diversified
Insured National
Arizona
California
Intermediate California
Insured California
Florida
Massachusetts
Michigan
Minnesota
New Jersey
New York
Intermediate New York
Ohio
Pennsylvania
Virginia

Asset Allocation Funds
Balanced Shares
Conservative Investors Fund
Growth Investors Fund

Closed-End Funds
All-Market Advantage Fund
ACM Income Fund
ACM Government Opportunity Fund
ACM Managed Dollar Income Fund
ACM Managed Income Fund
ACM Municipal Securities Income Fund
California Municipal Income Fund
National Municipal Income Fund
New York Municipal Income Fund
The Spain Fund
World Dollar Government Fund
World Dollar Government Fund II

VERIFICATION OF PLAINTIFF

Simon J. Denenberg, Trustee for the Beverly Kaufman Trust, the plaintiff in the above styled action declares:

I purchased shares of the AllianceBernstein Growth and Income Fund, AllianceBernstein Global Strategy Income Fund, AllianceBernstein American Government Fund and Alliance Bernstein Global Strategy Income Fund for the Beverly Kaufman Trust beginning in 1974 and continues to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: [handwritten date]

[signature]
Simon J. Denenberg
Trustee for the Beverly Kaufman Trust